SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                           Elite Pharmaceuticals Inc.
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                                (Name of Issuer)

                          Common Stock, par value $0.01
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                         (Title of Class of Securities)

                                    28659T200
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                                 (CUSIP Number)
                                Howard S. Jacobs
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  March 2, 2005
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 28659T200                    13D
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Atul M. Mehta
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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               7     SOLE VOTING POWER

                     570,000*
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  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            570,000*
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      570,000*
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.5%
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14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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*     This number and the percentage ownership include 570,000 shares of Common
      Stock issuable upon exercise of options.

      This Amendment No. 4 (the "Amendment") amends the Schedule 13D filed on July 3, 2003, as amended by Amendment No. 1 filed on April 29, 2004, Amendment No. 2 filed on October 1, 2004 and Amendment No. 3 filed on October 26, 2004 (the "Original Schedule 13D") on behalf of Atul M. Mehta, with respect to the common stock, par value $0.01 per share of Elite Pharmaceuticals Inc., a Delaware corporation.

Item 1: Security and Issuer.

            This Amendment relates to the Common Stock, par value $0.01 (the "Common Stock"), of Elite Pharmaceuticals Inc., a Delaware corporation (the "Company"), 165 Ludlow Avenue, Northvale, New Jersey 07647.

Item 3: Source and Amount of Funds or Other Consideration.

            Not applicable.

Item 4: Purpose of Transaction.

      On October 7, 2004, the Company and Atul Mehta, Mehta Partners, LP, Asha Mehta, Amar Mehta and Atul Mehta c/f Anand Mehta (collectively, the "Mehta Holders") entered into an agreement (the "Purchase Agreement"), pursuant to which, among other things, the Mehta Holders sold 1,362,200 shares of Common Stock to the Company's designees for an aggregate purchase price of $1,702,750. Pursuant to the Purchase Agreement, the Company issued 670,000 options to Mr. Mehta in exchange for 770,000 options then held by Mr. Mehta. On March 2, 2004, Mr. Mehta exercised options to purchase 100,000 shares of Common Stock (the "Option Shares") and sold the Option Shares for an aggregate purchase price of $447,000.

Item 5: Interest in Securities of the Issuer.

            Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety with the following:

            (a) Mr. Mehta beneficially owns 570,000 shares of Common Stock, which represents approximately 3.5% of the Common Stock. The percentage is based upon the number of outstanding shares of the Company as reported in the Company's Preliminary Proxy Statement dated February 24, 2005. This number and the percentage ownership include 570,000 shares of Common Stock issuable upon exercise of currently exercisable options. The options have exercise prices ranging from $1.50 per share to $3.00 per share and all have an expiration date of December 31, 2007, unless otherwise extended pursuant to the Purchase Agreement.

            (b) Mr. Mehta has the sole power to vote or direct the vote of the 570,000 shares of Common Stock and the sole power to dispose of or to direct the disposition of such 570,000 shares of Common Stock.

            (c) On March 2, 2005, Mr. Mehta exercised options to purchase 100,000 shares of Common Stock at an exercise price of $1.00 per share and sold 3,300 shares on the open market for $4.27 per share, 2,600 shares on the open market for $4.28 per share, 2,500 shares on the open market for $4.35 per share, 2,500 shares on the open market for $4.37 per share, 1,000 shares on the open market for $4.42 per share and 88,100 shares on the open market for $4.50 per share.

            (d) No person other than the persons filing this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned by them.

            (e) On February 24, 2005, as reported in the Company's Preliminary Proxy Statement, Mr. Mehta ceased to be the beneficial owner of more than five percent of the Company's securities. On March 2, 2005, Mr. Mehta beneficially owned 3.5% of the Company's securities.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            See response to Item 4.

Item 7: Material to be Filed as Exhibits.

            None

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 10, 2005


                                        /s/ Atul M. Mehta
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                                        Atul M. Mehta